August 5, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	Russell Mancuso
Amanda Ravitz
Louis Rambo

Re:	InvenSense, Inc.
Registration Statement on Form S-1
File No. 333-167843

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of InvenSense, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-167843) (the “Registration Statement”), so that the Registration Statement may be declared effective at 4:00 p.m. Eastern Daylight Time, on August 9, 2011, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that between July 27, 2011 and the date hereof, 2,649 copies of the Preliminary Prospectus dated July 27, 2011, were distributed to prospective underwriters, institutional investors and dealers.

We have been informed by the underwriters that they will comply with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
As Representatives of the several underwriters

By: Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.

By: Morgan Stanley & Co. Incorporated

By:	/s/ Mathew Hein

Name:	Mathew Hein

Title:	Managing Director

Acceleration Request Signature Page